                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934

                                   April 2003



                                   AEGON N.V.



                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

AEGON's press release, dated April 22, 2003, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AEGON N.V.
                                           -----------------------------------
                                           (Registrant)





Date: April 22, 2003                   By  E.Lagendijk
                                           -----------------------------------
                                           E. Lagendijk
                                           Senior Vice President and
                                           General Counsel